                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*

                         TARRAGON REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   876287-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William S. Friedman
                                 280 Park Avenue
                            East Building, 20th Floor
                            New York, New York 10017
                              (212) 949-8001 (fax)
                                 (212) 949-5000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 24, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.1.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876287-10-3

--------------------------------------------------------------------------------

     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                               William S. Friedman

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)          PF

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------

                  7)       Sole Voting Power         92,674
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power       799,685
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power    92,674
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power  799,685

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person   892,359

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)       10.7%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)        IN

CUSIP No. 876287-10-3

--------------------------------------------------------------------------------

     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                                Lucy N. Friedman

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)          PF

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------

                  7)       Sole Voting Power         1,963,359
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power       799,685
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power    1,963,359
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power  799,685

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,763,044

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)   33%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)    IN


CUSIP No. 876287-10-3

--------------------------------------------------------------------------------

     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                    Beachwold Partners, L.P., FEI 75-2568292

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization        Texas

--------------------------------------------------------------------------------

                  7)       Sole Voting Power             543,607
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power           -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power        543,607
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power       -0-
--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person    543,607

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)    6.5%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)    PN


CUSIP No. 876287-10-3


--------------------------------------------------------------------------------

     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  Tarragon Capital Corporation, FEI 75-2340089

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization             Texas

--------------------------------------------------------------------------------

                  7)       Sole Voting Power                  124,735
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power                    -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power             124,735
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power               -0-
--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person   124,735

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)     1.5%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)            CO


CUSIP No. 876287-10-3


--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

                     Tarragon Partners, Ltd., FEI 75-2340088

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)               WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization             Texas

--------------------------------------------------------------------------------

                  7)       Sole Voting Power                  131,343
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power                    -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power             131,343
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power               -0-

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person  131,343

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)       1.6%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)            PN


ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 10 to Statement on Schedule 13D ("Amendment No. 10") is an amendment to, and complete restatement of, Schedule 13D and amendments thereto previously filed with the Securities and Exchange Commission (the "Commission") relating to shares of Common Stock, par value $0.01 per share ("TRII Common Stock") of Tarragon Realty Investors, Inc., a Nevada corporation (the "Issuer" or "TRII"), which has its principal executive offices located at 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205. The CUSIP number of the TRII Common Stock is 876287-10-3.

         The Issuer is a Nevada corporation incorporated April 2, 1997 and is the ultimate successor-in-interest to Vinland Property Trust, a California real estate investment trust ("Vinland") originally established July 18, 1973 which commenced operations April 2, 1974. On July 10, 1997 the then shareholders of Vinland approved the conversion of Vinland into TRII, which was accomplished by incorporating Vinland as a California corporation and merging it into TRII, previously a wholly-owned subsidiary of Vinland, with TRII as the surviving entity. The effective date of the merger of TRII and the California corporation was July 25, 1997. Pursuant to such transaction, prior holders of shares of beneficial interest, no par value, of Vinland became holders of TRII Common Stock on a one-for-one exchange basis. The CUSIP number of the shares of beneficial interest, no par value of Vinland was 927449-10-8.

         At special meetings of the shareholders of National Income Realty Trust, a California real estate investment trust ("NIRT") and Tarragon Realty Investors, Inc. held on October 20, 1998, the shareholders of each entity approved a proposal to incorporate NIRT into a California corporation through the "Incorporation Procedure" described in a Joint Proxy Statement/Prospectus dated September 10, 1998 and approved an Agreement and Plan of Merger dated as of June 5, 1998 (the "Merger Agreement") among TRII and such California corporation as the immediate successor to NIRT by virtue of the Incorporation Procedure and the transactions contemplated by the Merger Agreement including the conversion of all shares of beneficial interest of NIRT pursuant to such merger into the right to receive 1.97 shares of TRII Common Stock. On November 23, 1998 NIRT was incorporated pursuant to Section 200.5 of the California Corporation Code under the name National Income Realty Corporation and such entity was merged with and into TRII on November 24, 1998 with TRII as the surviving entity and the ultimate successor to NIRT. Thereupon, each of the "Reporting Persons" (as defined in Item 2 below) as well as all other shareholders of NIRT ceased to be holders of any shares of beneficial interest of NIRT and proportionately received the right to receive additional shares of Tarragon Common Stock. Prior to the merger, NIRT shares of beneficial interest, no par value

(CUSIP No. 63645C-20-1) were registered pursuant to Section 12g of the Securities Exchange Act of 1934 (the "1934 Act") and traded on the NASDAQ National Market System until November 24, 1998.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (f) This Amendment No. 10 is being filed on behalf of Lucy N. Friedman, William S. Friedman, Beachwold Partners, L.P., a Texas limited partnership, Tarragon Capital Corporation, a Texas corporation, and Tarragon Partners, Ltd., a Texas limited partnership whose sole general partner is Tarragon Capital Corporation. All of Lucy N. Friedman, William S. Friedman, Beachwold Partners, L.P., Tarragon Capital Corporation and Tarragon Partners, Ltd., are sometimes collectively referred to herein as the "Reporting Persons."

         The Reporting Persons filed an Original Statement on Schedule 13D and Amendment Nos. 1 through 9 thereto (all collectively the "Amended Statement"), Amendment No. 9 of which was filed with respect to events occurring September 10, 1998. All items set forth in this Amendment No. 10 are in addition to the information provided in the Amended Statement; accordingly, only the items which have changed since the filing of Amendment No. 9 are the subject of this Amendment No. 10. All information set forth in this Amendment No. 10 replaces the information set forth in the Amended Statement to the extent of any conflict; correspondingly, the information set forth in the Amended Statement last reflected by Amendment No. 9 thereto remain correct as of the date of this Amendment No. 10 unless corrected by this Amendment No. 10.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds were required of the Reporting Persons to originally acquire the TRII Common Stock on a 1.97-for-one exchange basis pursuant to the merger of NIRT described in Item 1. above. The consideration given by William S. Friedman and Lucy N. Friedman for the shares of TRII Common Stock received in connection with the acquisition by TRII of Tarragon Realty Advisors, Inc. was an exchange of securities as described in Item 5. below.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of TRII Common Stock described in Item 5. in connection with the merger of the NIRT transaction. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment No. 10, the Reporting Persons have no present plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except that the Report Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer presently owned; or

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

                  (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

                  (e) any material change in the present capitalization or dividend policy of the Issuer; or

                  (f) any other material change in the Issuer's business or corporate structure,; or

                  (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

                  (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of January 18, 1999, after giving effect to the transactions described in (c) below, the Reporting Persons collectively own and hold an aggregate of 2,855,718 shares of TRII Common Stock which constitutes an aggregate of approximately 34% of the total number of 8,371,982 shares of TRII Common Stock outstanding at November 24, 1998. As of January 18, 1999, each of the Reporting Persons own the number of shares of TRII Common Stock set forth opposite their respective name below:

                                              NUMBER OF SHARES
                                          OF TRII COMMON STOCK OWNED
         REPORTING PERSON                   AS OF JANUARY 18, 1999
         ----------------                 --------------------------

Beachwold Partners, L.P.                               543,607
Tarragon Capital Corporation                           124,735
Tarragon Partners, Ltd.                                131,343
Lucy N. Friedman                                     1,889,061
William S. Friedman                                     92,674
Lucy N. Friedman as custodian
  for minor sons, Gideon Friedman
  and Samuel Friedman                                   74,298
                                                     ---------
         TOTAL                                       2,855,718


         The total shares owned by the Reporting Persons described above does not include (i) 90,504 shares of TRII Common Stock held by Ezra Friedman, an adult son of William S. and Lucy N. Friedman, or (ii) 66,343 shares of TRII Common Stock held by Tanya Friedman, an adult daughter of William S. and Lucy N. Friedman, or (iii) 62,208 shares of TRII Common Stock held by the Estate of Ruth
L. Friedman, of which William S. Friedman and his brother, Robert Friedman are co-executors; William S. Friedman disclaims beneficial ownership of such 62,208 shares.

         (b) The Reporting Persons have the sole power to vote the 2,855,718 shares of TRII Common Stock of the Issuer and, subject to compliance with applicable securities laws, the Reporting Persons have the sole power to dispose of all of such 2,855,718 shares of TRII Common Stock.

         (c) During the 60 calendar days ended January 18, 1999, the Reporting Persons engaged in the following transactions in shares of TRII Common Stock:

                  (i) In connection with the merger transaction resulting in the combination of NIRT with and into TRII, effective November 24, 1999 the following Reporting Persons became entitled to and the owner of record of a total of 2,472,805 shares of TRII Common Stock on the basis of the exchange ratio of 1.97 shares of TRII Common Stock for each NIRT share of beneficial interest (each a "NIRT Share") held:

                             A. Beachwold Partners, L.P. (which had owned
                  263,760 NIRT Shares) received 519,607 shares of TRII Common Stock which, when added together with the 26,000 shares of TRII Common Stock previously owned, resulted in combined ownership after giving effect to such merger of 545,607 shares of TRII Common Stock.

                             B. Tarragon Capital Corporation (which had owned
                  47,456 NIRT Shares) received 93,485 shares of TRII Common Stock which, when added together with the 29,750 shares of TRII Common Stock previously owned, resulted in combined ownership after giving effect to such merger of 123,235 shares of TRII Common Stock.

                             C. Tarragon Partners, Ltd. (which had owned 38,984
                  NIRT shares) received 76,797 shares of TRII Common Stock which, when added together with the 54,546 shares of TRII Common Stock previously owned, resulted in combined ownership after giving effect to such merger of 131,343 shares of TRII Common Stock.

                             D. Lucy N. Friedman as Custodian (who had owned
                  36,700 NIRT Shares) received 72,298 shares of TRII Common Stock which, when added together with the 2,000 shares of TRII Common Stock previously owned, resulted in combined ownership after giving effect to such merger of 74,298 shares of TRII Common Stock.

                             E. Lucy N. Friedman (who had owned 797,493 NIRT
                  Shares) received 1,571,054 shares of TRII Common Stock which, when added together with the 272,007 shares of TRII Common Stock previously owned, resulted in combined ownership after giving effect to such merger of 1,843,061 shares of TRII Common Stock to which certain additions have been made as described below.

                             F. William S. Friedman, individually, (who had
                  owned 18,465 NIRT Shares) received 36,374 shares of TRII Common Stock which, when added together with the 6,300 shares of TRII Common Stock previously owned, resulted in combined ownership after giving effect to such merger of 42,674 shares of TRII Common Stock to which certain additions have been made as described below.

                  (ii) Also on November 24, 1998, in connection with the acquisition by TRII of all of the issued and outstanding shares of Common Stock of Tarragon Realty Advisors, Inc. ("TRA"), the contractual advisor to TRII since March 1, 1994 and to NIRT since April 1, 1994, William S. Friedman received 50,000 shares of TRII Common Stock and Lucy N. Friedman received 50,000 shares of TRII Common Stock together with certain options described under Item 6. below and TRA became a wholly-owned subsidiary of TRII. The effect of such transaction increased the shares of TRII

         Common Stock owned by William S. Friedman to 92,674 shares and increased the number of shares of TRII Common Stock owned by Lucy N. Friedman to 1,893,061.

                  (iii) On December 14, 1998, Lucy N. Friedman made a gift of 2,000 shares of TRII Common Stock to the Ethical Cultural Schools.

                  (iv) On December 16, 1998, Lucy N. Friedman made a gift of 2,000 shares of TRII Common Stock to Bryn Mawr College and after giving effect to such gifts, reduced her ownership to 1,889,061 shares of TRII Common Stock.

                  (v) On October 15, 1998, Tarragon Capital Corporation purchased 1,500 shares of TRII Common Stock at $11.835 per share (a total of $17,752.50) in open market transactions.

                  (vi) On December 30, 1998, Beachwold Partners L.P. made a gift of 2,000 shares of Common Stock to Brandeis University and after giving effect to such gift, reduced its ownership to 543,607 shares of TRII Common Stock.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the 2,855,718 shares of TRII Common Stock held by the Reporting Persons.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         William S. Friedman and Lucy N. Friedman are parties to that certain Stock Purchase Agreement dated June 5, 1998 among TRII, TRA, William S. Friedman and Lucy N. Friedman (the "Advisor Acquisition Agreement") which was consummated on November 24, 1998 resulting in the acquisition by William S. Friedman and Lucy N. Friedman of 50,000 shares each of TRII Common Stock in exchange for their respective transfer of all of the issued and outstanding shares of Common Stock of TRA to TRII. In addition, pursuant to the Advisor Acquisition Agreement, and as part of the consideration therefor, TRII granted options to William S. Friedman and Lucy N. Friedman covering 350,000 shares of TRII Common Stock at prices ranging between $13 and $16 per share pursuant to separate Stock Option Agreements, each dated November 24, 1998 for (a) William S. Friedman which cover and provide for (i) 75,000 shares for ten years (expiring November 24, 2008) at an exercise price of $13 per share, (ii) 50,000 shares for ten years (expiring November 24, 2008) at an exercise price of $15 per share, and
(iii) 50,000 shares for ten years (expiring November 24, 2008) at an exercise price of $16 per share; and (b) Lucy N. Friedman which cover and provide for (i) 75,000 shares for ten years (expiring November 24, 2008) at an exercise price of $13 per share, (ii) 50,000 shares for ten years (expiring November 24, 2008) at an exercise price of $15 per share, and (iii) 50,000 shares for ten years (expiring November 24, 2008) at an exercise price of $16 per share. On November 24, 1998 the closing bid price on the NASDAQ Small Cap Market of Tarragon Common Stock was $11.75.

         At the time of consummation of the Advisor Acquisition Agreement on November 24, 1998 and as required thereby, TRII entered into an Employment Agreement with William S. Friedman for a term of four years and TRII and Mr. Friedman entered into a Stock Option Agreement covering an aggregate of 450,000 shares of TRII Common Stock for a term of ten years (expiring at November 24, 2008) at an exercise price as to (i) 250,000 shares of TRII Common Stock at an exercise price of $12 per share, and (ii) 200,000 shares of TRII Common Stock at an exercise price of $15 per share.

         22,000 shares of TRII Common Stock held by Lucy N. Friedman and 25,000 shares of TRII Common Stock held by Tarragon Capital Corporation have been pledged as collateral for bank loans. Certain other shares of TRII Common Stock may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of the Reporting Persons. Such arrangements with brokerage firms are standard arrangements involving margin securities of up to a specified percentage of the market value of the TRII Common Stock and bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or options arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following are filed herewith as exhibits or incorporated by reference as indicated below:

EXHIBIT DESIGNATION                       EXHIBIT DESCRIPTION

      99.1              Agreement and Plan of Merger dated June 5, 1998 between Tarragon Realty
                        Investors, Inc. and National Income Realty Trust (incorporated by reference to Exhibit 3.6 to Registration Statement No. 333-60527 on Form S-4).

      99.2              Stock Purchase Agreement dated June 5, 1998 among Tarragon Realty Investors,
                        Inc., Tarragon Realty Advisors, Inc., William S. Friedman and Lucy N.
                        Friedman (incorporated by reference to Exhibit 3.7 to Registration Statement
                        No. 333-60527 on Form S-4).

      99.3              Stock Option Agreement dated December 17, 1998 (effective November 24, 1998)
                        between Tarragon Realty Investors, Inc. and William S. Friedman
                        (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K of
                        Tarragon Realty Investors, Inc. for event occurring November 24, 1998).

      99.4              Stock Option Agreement dated December 17, 1998 (effective November 24, 1998)
                        between Tarragon Realty Investors, Inc. and Lucy N. Friedman (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K of Tarragon
                        Realty Investors, Inc. for event occurring November 24, 1998).

      99.5              Stock Option Agreement dated December 17, 1998 (effective November 24, 1998)
                        between Tarragon Realty Investors, Inc. and William S. Friedman
                        (incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K of
                        Tarragon Realty Investors, Inc. for event occurring November 24, 1998).


-------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 10 to Statement on Schedule 13D is true, complete and correct.

Dated: February ___, 1999

BEACHWOLD PARTNERS, L.P.,                TARRAGON CAPITAL CORPORATION
acting by, through and under
one of its general partners



By:   /s/ William S. Friedman            By:    /s/ William S. Friedman
     ---------------------------------         ---------------------------------
     William S. Friedman,                      William S. Friedman,
     General Partner                           President


                                         TARRAGON PARTNERS, LTD.,
                                         acting by, through and under
                                         its sole general partner
                                         Tarragon Capital Corporation
/s/ William S. Friedman
--------------------------------------
William S. Friedman,                     By:   TARRAGON CAPITAL
Individually                                      CORPORATION


/s/ Lucy S. Friedman *
William S. Friedman, Atty. in Fact             By:   /s/ William S. Friedman
--------------------------------------               ---------------------------
Lucy N. Friedman, Individually                        William S. Friedman,
                                                      President


* Executed by William S. Friedman pursuant to a Power of Attorney.